EX-FILING FEES

Calculation of Filing Fee Tables

FORM SC TO-I
(Form Type)

Partners Group Next Generation Infrastructure, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,800,000	$0.0001531	$734.88

Fees Previously Paid
Total Transaction Valuation	$4,800,000
Total Fees Due for Filing			$734.88
Total Fees Previously Paid
Total Fee Offsets			$0.00
Net Fee Due			$734.88